PRIVATE CLIENT SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Assets:		
Current Assets		
Cash	$	33,324
Cash deposit with clearing broker		100,000
Cash deposit with National Securities Clearing Corporation		5,000
Due from clearing broker		156,421
Accounts receivable		104,043
Commissions receivable		449,735
Prepaid expenses and other assets		7,310
Total Current Assets		855,833
Equipment		57,619
Less accumulated depreciation		(48,307)
Equipment, net of depreciation		9,312
Other noncurrent assets		
Goodwill, net of impairment		8,893
Total noncurrent assets		8,893
Total assets	$	874,038
Liabilities and Member Equity:		
Current Liabilities		
Commisions payable	$	384,878
Accrued payroll liabilities		31,753
Accounts payable		434
Deferred rep expenses collected		54,223
Due to clearing broker		1,059
Total liabilities		472,347
Member Equity		401,691
Total liabilities and member equity	$	874,038

The accompanying footnotes are an integral part of these financial statements.